

July 9, 2012

Via Email
Pedro Perez Niklitschek
President
PN Med Group Inc.
San Isidro 250, depot 618
Santiago, Chile 8240400

  Re: PN Med Group Inc.
    Amendment No. 3 to Registration Statement on Form S-1
    Filed July 2, 2012
    File No. 333-181229

Dear Mr. Niklitschek:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 9

1. We note your response to comment 2 in our letter dated June 25, 2012, and we reissue, in part, the comment. We continue to note that you will allocate your proceeds pro rata to the uses described in each of the scenarios described in the Use of Proceeds table. As written, this disclosure remains inconsistent with the remainder of your use of proceeds section because it appears that you have allocated a fixed amount to pay for legal and professional fees as well as advertising expenses. Please revise to clarify your disclosure or remove the reference to the pro rata use of proceeds in each offering scenario. Given that you intend to implement your plan of operations regardless of the funds raised in the offering, please describe how your proceeds will be allocated if you raise less than $25,000.

2.   We note your response to comment 3 in our letter dated June 25, 2012, and we reissue the comment. Despite your response, we continue to note your statement under the $25,000 category that your car column will include car rental and purchase based on the sale of 25%, 50%, 75% and 100% of the securities offered by the Company. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director